Exhibit 4.1

Form of Loan Agreement

CONFIDENTIAL

Form of Loan Agreement

This Loan Agreement (“Agreement”) is made and entered into this January     1, 2011 (the “Drawdown Date”), by and between:

SEMICONDUCTOR COMPONENTS INDUSTRIES LLC, a Delaware limited liability company with address and place of business at 5005 E. McDowell Road, Phoenix, Arizona 85008, United States (hereinafter referred to as the “Borrower”);

ON SEMICONDUCTOR CORPORATION, a Delaware corporation with address and place of business at 5005 E. McDowell Road, Phoenix, Arizona 85008, United States (hereinafter referred to as the “Borrower Parent”); and

SANYO ELECTRIC CO., LTD, a Japanese kabushiki kaisha with address and place of business at 5-5 Keihan-hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan (hereinafter referred to as the “Lender”);

(Each of the Borrower, the Borrower Parent and the Lender in this Agreement may be referred to as a “Party” in the singular, or the “Parties”, collectively.)

WITNESSETH:  THAT

WHEREAS, the Borrower, the Lender and the Borrower Parent are parties to that certain Purchase Agreement, dated as of July 15, 2010, as may be amended from time to time (the “Purchase Agreement”), pursuant to which the Borrower shall purchase from the Lender, all outstanding shares of Sanyo Semiconductor Co., Ltd. and other certain assets;

WHEREAS, pursuant to the Purchase Agreement the Lender has agreed to finance a portion of the purchase price to be paid by the Borrower to the Lender (the “Purchase Price”) as a loan from the Lender to the Borrower;

[1]	The Drawdown Date will be the Closing Date under the Purchase Agreement.

WHEREAS, in connection therewith, the Borrower has requested a seven (7)-year term loan of (xxxxxxxxxx xxxxxxxx) U.S. DOLLARS (US$ xxx,000,000.00 )2 (the “Loan”) from the Lender, such amount being the U.S. Dollar equivalent of the Loan Consideration (as defined in Section 1.3(c)(ii) of the Purchase Agreement), converted from Japanese Yen to U.S. Dollars at the Spot Rate (as defined below); “Spot Rate” means the arithmetic average of the rates quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. on each of December 16, December 17, December 20, December 21, and December 22, 20103, as the mid rate of the telegraphic transfer spot buying and selling exchange rate vis-a-vis customers of U.S. Dollar against Japanese Yen at approximately 11 a.m. (Japan Time) on each such day (which average shall be calculated by rounding the arithmetic average of the rates on each such day to the nearest two decimal places);

WHEREAS, the Borrower Parent has agreed to jointly and severally guarantee the repayment of the Loan in accordance with the terms hereof; and

WHEREAS, the Lender has agreed to extend the Loan to the Borrower on the Drawdown Date, subject to the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual agreements hereinafter stated, the Parties hereto agree as follows:

Article 1 Drawdown; Interest

(a) Subject to and upon the terms and conditions of this Agreement and satisfaction of all of the conditions set forth in Section 9.1 (unless waived by the Borrower) and Sections 9.2 and 9.3 of the Purchase Agreement, the Lender shall make the Loan to the Borrower for the purpose of paying a portion of the Purchase Price under the Purchase Agreement and the Borrower shall accept the Loan from the Lender for such purpose. In accordance therewith, each of the Borrower and the Lender acknowledges and agrees that the full amount of the Loan equals the full amount of the Loan Consideration (as defined in Section 1.3(c)(ii) of the Purchase Agreement) and shall be applied directly by the Lender to reduce the Purchase Price in accordance with the terms of the Purchase Agreement.

[2]	To be set on or before the Drawdown Date based upon the Spot Rate that is determined pursuant to this Paragraph, which Loan amount will be confirmed by the Parties.
[3]	The above dates assume a Closing Date under the Purchase Agreement of January 1, 2011. If the Closing Date is a different date, the dates used to determine the spot rates will be adjusted accordingly.

(b) The Borrower shall pay interest on the Loan on each interest payment date (each, an “Interest Payment Date”) as set out in the loan payment schedule attached hereto as Exhibit A (the “Loan Payment Schedule”) for the relevant interest period (the “Interest Period”) beginning on and including the Drawdown Date (for the first such Interest Period) or beginning on and including the immediately prior Interest Payment Date and ending on but excluding such Interest Payment Date, at a floating rate per annum equal to the sum of three (3)-month U.S. Dollar London Interbank Offered Rate (“LIBOR”) appearing on Reuters Screen LIBOR 01 two (2) London banking days prior to the beginning of the applicable Interest Period (each such date, an “Interest Rate Setting Date”) plus a spread of one hundred seventy five (175) basis points (1.75%) per annum (“Interest Rate”). For each Interest Period, the applicable Interest Rate shall be reasonably determined by the Lender on each of the Interest Rate Setting Dates as set out in Exhibit A and shall be communicated to the Borrower by the Lender on such date. LIBOR shall mean the three (3)-month LIBOR at approximately 11:00 a.m. (London Time) on the Interest Rate Setting Date. In the event that such rate or screen page from Reuters is not available for any reason, the applicable LIBOR shall be determined by reference to the LIBOR of the immediately preceding London banking day or, if Reuters Screen LIBOR 01 is not generally available, then by reference to the LIBOR determined by another reputable source selected by the Lender in its reasonable discretion.

(c) All payments for interest pursuant to this Article shall be computed on the basis of a 360-day year for the actual days elapsed. Any calculation that would result in a payment that includes a fraction of less than one cent shall be rounded to the nearest cent. In the event that any Interest Payment Date is not a Business Day, then such Interest Period and the corresponding Interest Payment Date shall be extended to the next succeeding Business Day. For purposes of this Agreement, “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions are authorized or required by law to be closed in the State of New York.

(d) Interest shall be payable on each Interest Payment Date in arrears computed based on the outstanding balance of the Loan, with payments to commence on April 1, 2011.

(e) If the Lender notifies the Borrower in writing (a “Payment Default Notice”) that it has failed to make payment when due of any sum hereunder whether at the stated maturity, by acceleration or otherwise, then:

(i) interest shall accrue on the amount of such defaulted payment at the Default Rate (as defined below) from and after the date of such Payment Default Notice to but excluding the date that such defaulted payment is repaid in full; and

(ii) if the Borrower has failed to cure such payment default no later than the date (the “Payment Default Date”) that is five (5) Business Days after its receipt of the Payment Default Notice, then the Borrower shall pay the Default Rate on the entire principal amount outstanding under the Loan, payable from and after the Payment Default Date to but excluding the date that such defaulted payment is repaid in full (upon which date the Interest Rate on the Loan shall resume to be the Interest Rate otherwise applicable to the Loan, as provided in Article 1(b)).

As used herein, the “Default Rate” shall mean a rate of interest equal to the Interest Rate otherwise applicable to the Loan as provided in Article 1(b), plus three percent (3.00%) per annum, computed daily on a 360-day basis. The Default Rate payable by the Borrower under this Article 1(e) shall be payable in addition to any principal, interest (without duplication of interest payable by reference to the Default Rate hereunder) and other amounts that may be due and payable under this Agreement.

Article 2 Loan Repayment

The Borrower shall fully pay the Loan within seven (7) years from and after the Drawdown Date. Subject to Article 3, the Loan shall be repaid over twenty seven (27) equal quarterly principal installments of xxx U.S. Dollars (US$ xxx)4, with the balance of xxx U.S. Dollars (US$ xx) (the “Final Payment”) to be repaid on January 2, 2018 (the “Maturity Date”). Each such quarterly principal installment shall be payable on the applicable loan repayment date (the “Loan Repayment Date”) as set forth in the Loan Repayment Schedule.

Article 3 Voluntary Prepayment; Mandatory Prepayment

(a) The Borrower shall have the option, on any Interest Payment Date after the date of the three (3) year anniversary of the Drawdown Date (including the January 2, 2014 Interest Payment Date, and any Interest Payment Date thereafter), to prepay the Loan, in full or in part, subject to the following terms and conditions:

(i) The Borrower shall give to the Lender written notice of the proposed prepayment (the “First Prepayment Notice”) not less than ten (10) days prior to the date on which the Loan is proposed to be prepaid, which First Prepayment Notice shall state the amount proposed to be prepaid and the proposed prepayment date. The actual amount of the prepayment and the actual date of prepayment (the “Prepayment Date”) shall

[4]	2.5% amortization quarterly

be confirmed (or modified) in a written notice delivered by the Borrower to the Lender (the “Confirming Prepayment Notice”) not less than five (5) Business Days prior to the Prepayment Date stated in the Confirming Prepayment Notice. The Confirming Prepayment Notice may not be revoked or modified.

(ii) The amount payable in respect of each prepayment shall be the full or partial outstanding principal amount of the Loan stated in the Confirming Prepayment Notice plus any accrued but unpaid interest up to but excluding the Prepayment Date.

(iii) The additional conditions for each partial prepayment are: (y) the minimum principal amount to be prepaid shall be TEN MILLION U.S. DOLLARS (US$10,000,000.00); and, (z) the principal of each prepayment shall be applied against the quarterly principal installments of the Loan and the Final Payment in the inverse order of their maturities as set out herein and in the Loan Payment Schedule (i.e., each prepayment shall be applied first against the Final Payment and then against each quarterly principal installment set out in the Loan Payment Schedule, in inverse order).

(b) Within ten (10) Business Days following any Change of Control, the Borrower shall deliver to the Lender either (i) an irrevocable notice specifying a proposed prepayment date, which date shall be no later than forty-five (45) days from the date of the occurrence of the Change of Control, in which case the Borrower shall repay the Loan, together with any unpaid interest up to but excluding the prepayment date, in full on or before the proposed prepayment date; or (ii) an irrevocable notice describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Loan (through Borrower or its designee) on the date specified in such notice, which date shall be no later than forty-five (45) days from the date of the occurrence of the Change of Control, in which case, if the Lender has accepted such repurchase offer, the Borrower or such designee shall repurchase the Loan, at a price in cash equal to the outstanding principal amount hereof together with interest on the principal amount up to but not including the date of such repurchase, and the Lender shall sell the Loan and transfer all related loan documents to the Borrower or such designee upon receipt of such purchase price. In the event that the Borrower (itself or through its designee) offers to repurchase the Loan pursuant to the foregoing clause (ii) and the Lender does not accept such offer, then the Loan shall remain in place in accordance with the terms hereof.

(c) “Change of Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group (within the meaning of the U.S. Securities Exchange Act of 1934 of the U.S., as amended, and the rules of the U.S. Securities and Exchange Commission (the “SEC”) thereunder as in effect on the date hereof) of equity interests representing more than 50% of either the aggregate ordinary voting power or the aggregate equity value of the Borrower Parent and (b) delisting of the Borrower Parent’s common shares from Nasdaq Stock Market.

(d) Notwithstanding anything to the contrary contained herein or in any other document or agreement, upon the Borrower’s written request, (i) the Lender may in its sole discretion permit the voluntary prepayment of the Loan or any part thereof at such time or times as are requested in such Borrower’s request; and (ii) in the event that any portion of the Loan is sold, assigned or transferred in accordance with Article 11 hereof, any Lender may in its sole discretion, and without the consent or participation of any other Lender, permit a voluntary prepayment of the portion of the Loan held by such Lender, or any part thereof, in accordance with this Article 3(d).

Article 4 Representations and Warranties

Each of the Borrower and the Borrower Parent (as applicable) represents and warrants solely as to itself to the Lender as of the Drawdown Date, as follows:

(a) Organization and Good Standing. The Borrower is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Borrower Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

(b) Authority; Binding Nature of Agreements. Each of the Borrower and the Borrower Parent has all requisite corporate power and authority to execute and deliver this Agreement and to carry out the provisions of this Agreement. The execution, delivery and performance by the Borrower and the Borrower Parent of this Agreement have been approved by all requisite action on the part of the Borrower. This Agreement has been duly and validly executed and delivered by the Borrower and the Borrower Parent. This Agreement constitutes the legal, valid and binding obligation of the Borrower and the Borrower Parent, enforceable against the Borrower and the Borrower Parent in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity.

(c) No Conflicts; Required Consents. The execution, delivery and performance of this Agreement do not and will not (with or without notice or lapse of time):

(i) violate or result in any breach of (v) any of the provisions of the laws applicable to the Borrower or the Borrower Parent; (w) the organizational documents of the Borrower or the Borrower Parent; (x) any resolutions adopted by the member of the Borrower or the stockholders or board of directors or committees of the Borrower Parent; (y) any of the terms or requirements of any material governmental approval held by the Borrower or the Borrower Parent or that otherwise relates to the Borrower’s or the Borrower Parent’s business; or (z) any provision of a material contract to which the Borrower or the Borrower Parent is a party;

(ii) give any governmental authority or other person or entity the right to (x) challenge the Loan or any other guaranty thereof; (y) exercise any remedy or obtain any relief under any applicable law or any order to which the Borrower, the Borrower Parent or any of their respective assets is subject; or (z) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate or modify any material contract to which the Borrower or the Borrower Parent is a party; or

(iii) except for applicable requirements, if any, under any antitrust law, require the Borrower or the Borrower Parent to obtain any consent or make or deliver any filing or notice to a governmental authority that has not so been made or delivered by the Borrower or the Borrower Parent.

(d) Proceedings. There are no proceedings pending or, to the Borrower’s and the Borrower Parent’s knowledge, threatened against or affecting the Borrower or the Borrower Parent (i) challenging or seeking to restrain, delay or prohibit the Loan or any other transactions contemplated hereby or (ii) preventing the Borrower or the Borrower Parent from performing their respective obligations under this Agreement.

(e) SEC Filings; Financial Statements.

(i) The Borrower Parent has delivered or made available to the Lender accurate and complete copies of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Borrower Parent with the SEC since January 1, 2009, and all amendments thereto (the “SEC Documents”). To the Borrower’s and the Borrower Parent’s knowledge, as of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the Drawdown Date, then on the date of such filing): (x) each of the SEC Documents complied in all material respects with the applicable requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the U.S. Securities Exchange Act of 1934, as amended (as the case may be); and (y) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii) The financial statements (including any related notes) contained in the SEC Documents: (x) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (y) were prepared in accordance with generally accepted accounting principles in the United States applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes), and (z) fairly present the consolidated financial position of the Borrower Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Borrower Parent and its consolidated subsidiaries for the periods covered thereby.

(iii) Except as disclosed in the SEC Documents, to the Borrower’s and the Borrower Parent’s knowledge, there are no material matters relating to the Borrower or the Borrower Parent that would have a Material Adverse Effect (as defined below).

For the purposes of this Agreement, “Material Adverse Effect” means any event that has (i) a material adverse effect on the enforceability of this Agreement, or (ii) a material adverse effect on the performance of the Borrower’s or the Borrower Parent’s payment obligations hereunder.

Article 5 the Borrower Covenants

Until the principal of and interest on the Loan shall have been paid in full, each of the Borrower and the Borrower Parent, as to itself only, covenants and agrees with the Lender that:

(a) Notice of Events of Default. The Borrower shall notify the Lender promptly upon learning of any Event of Default (as defined in Article 6 below).

(b) Maintenance of Properties. The Borrower and the Borrower Parent shall keep and maintain all tangible property material to the conduct of its business, taken as a whole, in good working order and condition, ordinary wear and tear excepted.

(c) Insurance. The Borrower, either directly or through the Borrower Parent, shall maintain, with financially sound and reputable insurance companies insurance in such amounts and against such risks as are customarily maintained by companies of established repute engaged in the same or similar businesses. The Borrower shall furnish to the Lender, upon reasonable request of the Lender, information in reasonable detail as to the insurance so maintained.

(d) Books and Records; Discussion Rights. Solely for the purpose of determining compliance with this Agreement, the Borrower shall (i) keep proper books of record and account in which full, true and correct entries are made of all material dealings and transactions in relation to this Agreement, (ii) permit any representatives designated by the Lender, upon reasonable prior written notice, to discuss the financial condition of the Borrower and the Borrower Parent with its officers and independent accountants, all at such reasonable times during normal business hours as may be reasonably requested; provided, however, that (y) as long as no Event of Default shall have occurred and be continuing, only two such requests pursuant to this clause (ii) may be made in any calendar year, with the exception of informal telephonic or email requests, which informal telephonic or email requests may be made no more than twice in any calendar quarter, and (z) the information that may be obtained from the Borrower and the Borrower Parent pursuant to this Article 5(d) shall only include information that is or would be included in the SEC Documents and reasonable explanations thereof.

(e) Compliance with Laws and Agreement. The Borrower and the Borrower Parent shall comply with all laws, rules, regulations and orders of any governmental authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Borrower and the Borrower Parent shall comply with the obligations set out in this Agreement.

Article 6 Events of Default

If any one of the following events (“Event of Default”) shall have occurred, then at any time thereafter, if any such event shall then be continuing, and not remedied during the cure period (where it is provided for in this Agreement), the Borrower’s obligations to the Lender shall, upon the Lender’s written notice to the Borrower (or in the case of clause (d) below, automatically without any notice) become immediately due and payable.

(a) Payment Default. The Borrower or the Borrower Parent fails to pay (i) any principal of the Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise, and such failure continues unremedied for a period of five (5) Business Days after notice from the Lender; or (ii) any interest on the Loan payable under this Agreement, when and as the same shall become due and payable, and such failure to pay interest or such other amount continues unremedied for a period of five (5) Business Days after notice from the Lender;

(b) Misrepresentation Default. Any representation or warranty made by or on behalf of the Borrower or the Borrower Parent under this Agreement shall be found to be incorrect in any material respect when made; provided, however, that such untrue representation or warranty shall not be an Event of Default:

(i) if the incorrect nature of any representation or warranty set forth in Article 4(a), (b), (c) or (d) hereof is capable of being cured or corrected and the Borrower or the Borrower Parent, as applicable, cures such incorrect representation or warranty within forty-five (45) days after the earlier of (y) written notice from the Lender, or (z) the Borrower’s or the Borrower Parent’s knowledge of the incorrect nature of such representation or warranty; or

(ii) if the false nature of any representation or warranty made herein has not resulted in a Material Adverse Effect;

(c) Other Provisions Default. The Borrower or the Borrower Parent fails to perform or comply with any term or obligation contained in this Agreement and, only in case of failure to perform or comply with any term or obligation other than Article 5(a) and Article 3(b), any such failure, violation, or non-compliance is not remediable or if remediable, continues unremedied for a period of forty five (45) days from the date after written notice thereof shall have been given by the Lender to the Borrower or the Borrower Parent; provided that the Borrower or the Borrower Parent, as applicable, shall have up to an additional thirty (30) days to remedy such failure if (i) such failure cannot reasonably be cured within such forty-five (45) day period, (ii) the Borrower or the Borrower Parent has commenced to cure such failure within such forty-five (45)-day period and thereafter cures such failure within such additional thirty (30) day period, and (iii) no Material Adverse Effect is reasonably likely to occur as a result of the Borrower or the Borrower Parent having the additional thirty (30) day period to cure such failure;

(d) Insolvency Default. The Borrower or the Borrower Parent becomes insolvent or unable to pay its debts when due or commits or permits any act of bankruptcy, which act shall include (i) the filing of a petition in any bankruptcy, reorganization, winding up or liquidation of the Borrower or the Borrower Parent, or any other proceeding analogous in purpose and effect; provided, however, that in case the foregoing petition is filed by any other party, other than the Borrower or the Borrower Parent, such event shall only be an Event of Default if such petition is consented to, or not objected to, by the Borrower or the Borrower Parent, or continues undismissed for sixty (60) consecutive days or a final order or decree of any court approving or ordering any of the foregoing is entered, (ii) the making of an assignment by the Borrower or the Borrower Parent for the benefit of its creditors, (iii) the admission in writing by the Borrower or the Borrower Parent of its inability to pay its debts, or (iv) the entry of any final order or judgment of any court, tribunal or administrative agency, in each case, having appropriate jurisdiction confirming the bankruptcy or insolvency of the Borrower or the Borrower Parent or approving any reorganization, winding up or liquidation of the Borrower or the Borrower Parent, or (v) the filing of an application for the appointment of a receiver, liquidator, assignee or trustee of the Borrower or the Borrower Parent or a substantial part of its property or assets or a substantial part of its capital stock or to assume custody or control of the Borrower or the Borrower Parent or the ordering of its dissolution, winding-up or liquidation of its affairs;

(e) Cross Default. The Borrower or the Borrower Parent (i) fails to pay an indebtedness when due and, where applicable, within any applicable grace period, or (ii) defaults beyond the period of grace, if any, under any agreement of indebtedness, which default is not waived by the holders of such indebtedness, and as a result of either (i) or (ii), the holders of such indebtedness accelerate the scheduled maturity thereof or demand in writing that such defaulted payment be immediately paid; provided that this clause (e) shall not apply if the aggregate amount of such indebtedness is equal to or less than $30,000,000 (or its equivalence in another currency); or

(f) Closure Default. Cessation of the entire business of the Borrower or the Borrower Parent.

If an Event of Default shall have occurred, then at any time thereafter, if any such event shall then be continuing, and not remedied during any applicable cure period (where it is provided for in this Agreement), the Lender shall have the right at its election, (i) by written notice to the Borrower, to declare the entire outstanding Loan amount to be immediately due and payable, and the Loan shall thereupon become immediately due and payable (or in the case of clause (d) above, automatically); and (ii) after accelerating the Loan, to exercise any and all remedies available to the Lender under applicable law.

All monies realized and received by the Lender in the exercise of its rights, powers and remedies hereunder shall be applied by the Lender, to the extent permitted, to the payment of the Loan.

Section 7 Continuing Guarantee

The Borrower Parent hereby absolutely and unconditionally, jointly and severally, guarantees, as a guaranty of payment and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, or upon acceleration, of any and all of the payment obligations, whether for principal, interest, damages or otherwise, of the Borrower, arising under this Agreement (the “Guaranty”). This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the obligations or any instrument or agreement evidencing any obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the obligations which might otherwise constitute a defense to the obligations of the Borrower Parent under this Guaranty (other than the defense of payment), and the Borrower Parent hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing (other than the defense of payment). This Guaranty is a continuing and irrevocable guaranty of all payment obligations now or hereafter existing under this Agreement and shall remain in full force and effect until all principal, interest and other amounts payable to the Lender under this Agreement are indefeasibly paid in full in cash.

Article 8 No Set-off

In no event shall the Borrower or the Borrower Parent be entitled to set-off any obligation due to it against any obligation owed by it pursuant to the this Agreement.

Article 9 Notices

(a) All notices, requests, demands and other communications hereunder shall be either (i) delivered in person; (ii) sent by international courier service or other express commercial delivery service; or (iii) sent by facsimile with confirmation of receipt, and, in each case, addressed as follows:

If to the Lender:

SANYO Electric Co., Ltd.

Finance Headquarters, Corporate Finance Department

5-5 Keihan-hondori 2-chome

Moriguchi City, Osaka 570-8677 Japan

Fax: + 81-6-6992-0009

with copies to (which copy shall not constitute notice):

SANYO Electric Co., Ltd.

Legal Headquarters

5-5 Keihan-hondori 2-chome

Moriguchi City, Osaka 570-8677 Japan

Fax: +81-6-6994-0992

If to the Borrower:

SEMICONDUCTOR COMPONENTS INDUSTRIES LLC

5005 E. McDowell Road

Phoenix, AZ 85008 U.S.A.

Attn: Ken Rizvi, Treasurer, and Sonny Cave, General Counsel

Fax: +1-602-244-5139

with copies to (which copy shall not constitute notice):

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105 U.S.A.

Attn: Eric McCrath, Esq. and Randy Laxer, Esq.

Fax: +1-415-268-7522

If to the Borrower Parent:   Same as the Borrower

(b) All notices, requests, instructions or documents given to any party in accordance with this Article 9 shall be deemed to have been given on the date of mailing or transmission, whether delivered by hand, by international courier service, or by facsimile, with confirmation of receipt on such date.

(c) Any party may change its address specified for notices herein by designating a new address by notice given in accordance with this Article 9.

Article 10 Confidentiality; No Disparagement

(a) The Lender agrees to maintain the confidentiality of the Information (as defined below) until the earlier of (x) one (1) year after the Loan is paid in full, or (y) one (1) year after the Maturity Date, except that Information may be disclosed (i) to its and its parent’s or Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority, (iii) to the extent required by applicable laws or regulations (including any regulations of any applicable stock exchange) or by any subpoena or similar legal process, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Article, to any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement, or to any direct or indirect contractual counterparties in swap agreements or such contractual counterparties’ professional advisors, (vii) with the consent of the Borrower or (viii) to the extent such Information (y) becomes publicly available other than as a result of a breach of this Article or (z) becomes available to the Lender on a nonconfidential basis from a source other than the Borrower, the Borrower Parent or any Affiliate of the Borrower or the Borrower Parent. For the purposes of this Section, the term “Information” means all information received from the Borrower, the Borrower Parent or any Affiliate of the Borrower or the Borrower Parent relating to any such entity or its business in connection with this Agreement, other than any such information that is available to the Lender on a nonconfidential basis prior to disclosure by any of them. Any person or entity required to maintain the confidentiality of Information as provided in this Article shall be considered to have complied with its obligation to do so if such person or entity has exercised the same degree of care to maintain the confidentiality of such Information as such person or entities would accord to its own confidential information.

For purposes of this Agreement, “Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person. For the purposes of this definition, “control,” “controlled by” and “under common control with,” with respect to the relationship between or among two or more persons, means (A) the ownership of a majority of the voting share capital of a person or (B) the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, by agreement or otherwise.

(b) Until the date that is the earlier of (x) one (1) year after the Loan is paid in full, or (y) one (1) year after the Maturity Date, each of the Borrower and the Borrower Parent agrees in favor of the Lender, and the Lender agrees in favor of the Borrower and the Borrower Parent, that they shall not disparage the other Party, the products of the other Party or the business or business practices of the other Party, and will not take any action or make any comment or communication, either orally or in writing, that disparages, disrupts, harms, damages or impairs or otherwise interferes with the business or reputation of the other Party, or reflects on the other Party or any of its officers, directors, employees or business in a negative or critical manner.

Article 11 Successors and Assigns

(a) Subject to the Borrower’s rights under Article 11(d) below, the Lender

(i) may assign its rights and obligations under this Agreement in amounts of US$20,000,000 or more (as long as no Lender holds less than US$20,000,000 of original Loan principal (without taking into account any principal repayments made to such Lender)): (y) to any financial institution or any other entity whose primary business is extending credit and/ or investing in debt or debt and equity securities of third parties without the Borrower’s prior written consent; or (z) to any other person with the Borrower’s prior written consent (which consent shall not be unreasonably withheld or delayed so long as the proposed assignee is not a competitor of the Borrower or the Borrower Parent); and

(ii) shall not structure any assignment of its rights and obligations under this Agreement (including all or a portion of the Loan at the time owing to it) in such a manner that the Borrower shall be required to make payments on the amount of the Loan then outstanding to, or seek approvals from, or allow the exercise of discussion rights under Article 5(d) from, more than one party. If there is more than one Lender, then one lead lender, agent, trustee or servicer shall be designated to act for all of the lenders and shall have unrestricted authority with respect to granting consents and waivers under, agreeing to amendments and/or modifications of, asserting discussion rights under Article 5(d) and exercising remedies under this Agreement (subject to receiving any required consent from the other lenders), and the Lender shall permit the Borrower to be a party to any intercompany agreement between the lenders.

(b) If requested by the Lender at any time, the Borrower and the Borrower Parent agree to promptly enter into amendments to this Agreement, in a form reasonably acceptable to the Parties hereto, and to take any other reasonable actions, to the extent necessary to provide for multiple lenders hereunder, including without limitation (i) provisions for an administrative agent acting on behalf of the Lender hereunder (which may be the initial Lender or another entity designated by the Lender), and (ii) provisions for the Lender approvals for actions taken by such administrative agent (which, other than for customary all the Lender approvals, shall be holders of 51% of the principal amount of the Loan); provided that the Loan Agreement shall remain in its current form, and no new representations, warranties, covenants, events of default, indemnifications or other agreements that increase the liabilities or obligations of the Borrower or the Borrower Parent in any material respect shall be added.

(c) Notwithstanding anything to the contrary contained herein, the Lender shall deliver to the Borrower no less than fifteen (15) Business Days prior written notice of any intent to sell, assign or transfer any portion of the Loan or any of its rights and obligations hereunder to any other person or entity, which notice shall include the amount of the Loan that is proposed to be sold, assigned or transferred, and the Borrower shall have the right to present a proposal to the Lender with respect to the purchase of the Loan or any portion thereof by the Borrower or its designee, any which proposal must be (i) delivered by the Borrower to the Lender no later than twelve (12) Business Days after the Lender’s notice under this Article 11(c); and (ii) made by the Borrower and considered by the Lender, each in good faith.

(d) The provision of this Agreement shall be binding upon and inure to the benefit of the Borrower and its successors and permitted assigns and the Lender and its successors and permitted assigns.

Article 12 Expenses

The Borrower shall pay all reasonable out-of-pocket expenses incurred by the Lender, including the reasonable fees, charges and disbursements of any counsel for the Lender, in connection with the enforcement or protection of its rights in connection with this Agreement, including its rights under this Article or in connection with the enforcement of the Loan made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Loan. In the event that there is more than one Lender due to the operation of Article 11 hereof, the Borrower shall only be responsible for paying the expenses, charges and disbursements of one Lender or of one agent acting on behalf of all of the Lenders.

Article 13 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Article 14 Resolution of Dispute

(a) Each Party agrees that, upon written request of the other Party, it shall use commercially reasonable efforts to settle amicably through good faith discussions any dispute or disagreement which may arise under or pursuant to this Agreement.

(b) Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the Parties hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Each Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (b) of this Article. Each of the Parties hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each Party irrevocably consents to service of process in the manner provided for notices in Article 9. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by law.

Article 15 Miscellaneous

(a) Language. This Agreement has been made and entered into in the English language. If this Agreement is translated into Japanese or any other language, this English language version shall for all purposes be deemed to be the definitive and binding version hereof

(b) Amendments, Modifications and Waivers. No amendment, modification or waiver of any provision of this Agreement, nor any consent to any departure by the Borrower, the Borrower Parent or the Lender therefrom, shall in any event be effective unless the same shall be in writing and signed by the relevant Party to be charged, and such amendment, modification, waiver or consent shall be effective only in the specific instance and for the purpose for which it was given. No notice to or demand on the Borrower, the Borrower Parent or the Lender in any case shall entitle the Borrower, the Borrower Parent or the Lender to any other or further notice or demand in the same, similar or other circumstances.

(c) Invalid Provisions – Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom or therefrom; and in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to be legal, valid and enforceable.

(d) Headings. Article headings used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

IN WITNESS WHEREOF, the Borrower, the Borrower Parent and the Lender have each caused this Agreement to be duly executed by its respective duly authorized officer as of the date first written above.

BORROWER:

SEMICONDUCTOR COMPONENTS INDUSTRIES, LLC

By: Its sole member

ON Semiconductor Corporation

By:
	Name:	Keith Jackson
	Title:	President and Chief Executive Officer

BORROWER PARENT:

ON SEMICONDUCTOR CORPORATION

By:
Name:	Keith Jackson
Title:	President and Chief Executive Officer

LENDER

SANYO ELECTRIC CO., LTD.

By:
Name:	Seiichiro Sano
Title:	President

Exhibit A

LOAN PAYMENT SCHEDULE

Period	Interest Rate Setting Date	Interest Payment Date & Loan Repayment Date	No. of Days	Loan Repayment (US$)[5]	Total Outstanding Principal (US$)[6]
Drawdown Date	[7]	[8]
1	Wednesday, March 30, 2011	Friday, April 01, 2011	[9]	0.00	0.00
2	Wednesday, June 29, 2011	Friday, July 01, 2011	91	0.00	0.00
3	Thursday, September 29, 2011	Monday, October 03, 2011	94	0.00	0.00
4	Thursday, December 29, 2011	Monday, January 02, 2012	91	0.00	0.00
5	Thursday, March 29, 2012	Monday, April 02, 2012	91	0.00	0.00
6	Thursday, June 28, 2012	Monday, July 02, 2012	91	0.00	0.00
7	Thursday, September 27, 2012	Monday, October 01, 2012	91	0.00	0.00
8	Friday, December 28, 2012	Wednesday, January 02, 2013	93	0.00	0.00
9	Wednesday, March 27, 2013	Monday, April 01, 2013	89	0.00	0.00
10	Thursday, June 27, 2013	Monday, July 01, 2013	91	0.00	0.00
11	Friday, September 27, 2013	Tuesday, October 01, 2013	92	0.00	0.00
12	Monday, December 30, 2013	Thursday, January 02, 2014	93	0.00	0.00
13	Friday, March 28, 2014	Tuesday, April 01, 2014	89	0.00	0.00
14	Friday, June 27, 2014	Tuesday, July 01, 2014	91	0.00	0.00
15	Monday, September 29, 2014	Wednesday, October 01, 2014	92	0.00	0.00
16	Tuesday, December 30, 2014	Friday, January 02, 2015	93	0.00	0.00
17	Monday, March 30, 2015	Wednesday, April 01, 2015	89	0.00	0.00
18	Monday, June 29, 2015	Wednesday, July 01, 2015	91	0.00	0.00
19	Tuesday, September 29, 2015	Thursday, October 01, 2015	92	0.00	0.00
20	Wednesday, December 30, 2015	Monday, January 04, 2016	95	0.00	0.00
21	Wednesday, March 30, 2016	Friday, April 01, 2016	88	0.00	0.00
22	Wednesday, June 29, 2016	Friday, July 01, 2016	91	0.00	0.00
23	Thursday, September 29, 2016	Monday, October 03, 2016	94	0.00	0.00
24	Thursday, December 29, 2016	Monday, January 02, 2017	91	0.00	0.00
25	Thursday, March 30, 2017	Monday, April 03, 2017	91	0.00	0.00
26	Thursday, June 29, 2017	Monday, July 03, 2017	91	0.00	0.00
27	Thursday, September 28, 2017	Monday, October 02, 2017	91	0.00	0.00
Maturity Date Final Payment		Tuesday, January 02, 2018	92	0.00	0.00

[5]	To be set on or before the Drawdown Date and confirmed by the Parties.
[6]	To be set on or before the Drawdown Date and confirmed by the Parties.
[7]	Insert date that is 2 London Banking Days before the Drawdown Date.
[8]	Insert the Drawdown Date.
[9]	To be set on or before the Drawdown Date and confirmed by the Parties.

20